UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                         Eagle Pacific Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   269719 10 0
    -----------------------------------------------------------------------

                                 (CUSIP Number)
                                Larry D. Schnase
                                 146 North Maple
                     Hastings, Nebraska 68901 (402) 461-3040
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                December 31, 1997

     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on next page(s))
                               Page 1 of 4 Pages

                                  SCHEDULE 13D

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CUSIP No.  269719  10  0                       Page     2     of    4     Pages
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 ----------- -------------------------------------------------------------------
 1           NAME OF REPORTING PERSONS/
             I.R.S. IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)
             Larry D. Schnase
 ----------- -------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [   ]
                                                                      (b) [   ]

 ----------- -------------------------------------------------------------------
 3           SEC USE ONLY

 ----------- -------------------------------------------------------------------
 4           SOURCE OF FUNDS (SEE INSTRUCTIONS)
             OO
 ----------- -------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [   ]

 ----------- -------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
 ------------------------ --------- --------------------------------------------
        NUMBER OF         7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  628,125 (includes 610,000 shares obtainable
                                    upon exercise of stock options)
        OWNED BY
                          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
        REPORTING
         PERSON                     0
          WITH
                          --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    628,125 (includes 610,000 shares obtainable
                                    upon exercise of stock options)
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
 ----------- -------------------------------------------------------------------
 11          AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
             628,125  (includes 610,000 shares obtainable upon exercise of stock options)
 ----------- -------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                   [   ]

 ----------- -------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             8.8%
 ----------- -------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN
 ----------- -------------------------------------------------------------------

Item 1. Security and Issuer.

     (a)  Common Stock, $.01 par value

     (b)  Eagle Pacific  Industries,  Inc.
          333 South Seventh Street,  Suite 2430
          Minneapolis, Minnesota 55402

Item 2. Identity and Background.

     (a)  Larry D. Schnase

     (b)  146 North Maple
          Hastings, Nebraska 68901

     (c) Mr. Schnase is retired and currently serves as a Director of the Issuer (See Item 1 for address).

     (d)  Mr. Schnase has never been convicted in a criminal proceeding.

     (e) Mr. Schnase has not been party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Schnase is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Effective December 31, 1997, Mr. Schnase received an option to purchase 380,000 shares of the Issuer's Common Stock at an exercise price of $.75 per share in connection with the assumption by the Issuer of outstanding options to purchase stock of Eagle Plastics, Inc. upon the merger of Eagle Plastics, Inc. into the Issuer. No consideration was paid by Mr. Schnase for the granting of such option.

Item 4. Purpose of Transaction.

     The option described in Item 3 was granted to Mr. Schnase by Eagle Plastics, Inc. and assumed by the Issuer as part of the Issuer's policy of granting stock options to retain and attract key employees and nonemployee directors who contribute to the Issuer's success.

Item 5. Interest in Securities of the Issuer.

     Mr. Schnase beneficially owns 628,125 shares of the Issuer's Common Stock, representing 8.8% of the shares of Common Stock outstanding. Of such shares, 18,125 shares are held directly by Mr. Schnase, and 610,000 shares are obtainable upon exercise of presently exercisable options. Mr. Schnase has sole voting and dispositive power over 18,125 shares owned directly by him and 610,000 shares obtainable upon exercise of stock options.

     Other than receipt of the option described in Item 4, no transactions in the Issuer's securities were effected during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 1998.

                                             /s/ Larry D. Schnase
                                                 Larry D. Schnase